FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                     For the period ended September 10, 1998

                       Yogen Fruz World-Wide Incorporated
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  _X_                Form 40-F  ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   ____                    No  _X_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

     Materials relating to Registrant and filed pursuant to this Form 6-K include:

     (a) Press Release dated September 10, 1998 with respect to Registrant's response to challenges to its accounting.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             YOGEN FRUZ WORLD-WIDE INCORPORATED



Date  September 16, 1998                     By    /s/  Aaron Serruya
                                                 -------------------------------
                                                 Name:  Aaron Serruya
                                                 Title: Executive Vice President

FOR IMMEDIATE RELEASE

YOGEN FRUZ RESPONDS TO CHALLENGES TO ITS ACCOUNTING

Toronto, Canada - September 10, 1998 - In response to a wire report issued yesterday by Dow Jones News, Yogen Fruz World-Wide Incorporated (TSE: YF.A) announced that it stands by its revenue recognition accounting policy and financial  reporting.  After  reviewing  the wire  report  with its  independent auditors, PricewaterhouseCoopers, Yogen Fruz believes that the wire report attempts to unfairly cast doubt on the appropriateness of its revenue recognition accounting policy and financial reporting. Yogen Fruz confirms that any implications of improper revenue recognition or financial reporting is wholly without merit.

The wire report attempts to criticize the revenue recognition policy of Yogen Fruz as it relates to the sale of a certain master franchise and the financial reporting of changes in financial position. The wire report challenges Yogen Fruz for recognizing as income in the year ended August 31, 1997 the sale of a master franchise agreement when Yogen Fruz did not receive the $5.5 million proceeds of the sale during that year. Gary Stevens, the Chief Financial Officer of Yogen Fruz stated: "Generally accepted accounting principles prescribe the recognition of revenue at the time of the sale as long as the conditions of the sale are met, the company has fulfilled its obligations and the collectibility of the revenue is reasonably determinable. All of these conditions were met. In fact, our opinion that the revenue was collectible has been justified since a significant portion of the receivable has been subsequently collected. The remaining receivable is now down to approximately $1 million and management's view continues to be that the remaining receivable will be collected."

In addition, the Company notes that the report attempted to imply financial reporting improprieties as a result of certain misclassifications in Yogen Fruz' 1995 and 1997 Statement of Changes in Financial Position. The Company confirms that there were misclassifications but these were corrected when they were discovered. Mr. Stevens stated: "It is not unusual for companies to reclassify an item in comparative financial statements when the previous classification was incorrect. In any event the amounts in question were not material to the financial statements of Yogen Fruz. There was no impact on any number on our balance sheet, our statement of earnings or earnings per share. Our cash and short-term deposits are currently more than $30 million.

Mr. Stevens also noted that he has reviewed the contents of the wire report with PricewaterhouseCoopers who have indicated to the Company that none of the issues raised in the wire report would have caused the auditors to change their report on the previously issued financial statements of Yogen Fruz.

The Company is of the view that the criticisms in the wire report are misplaced. It also notes that the author of the wire report was invited to speak to the Chief Financial Officer or one of the Co-Chief Executive Officers prior to issuing the report and did not respond to the invitation; if he had, the Company believes that the wire report would not have mischaracterized Yogen Fruz's revenue recognition accounting policy and financial reporting in the manner that it did.

For further information contact:

Gary Stevens
Chief Financial Officer
Yogen Fruz World-Wide Incorporated
Tel:  516-737-9700
Fax:  516-737-9792